                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE TO
                                (RULE 14D-100)
                              (AMENDMENT NO. 5)
                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                      TRAVELERS PROPERTY CASUALTY CORP.
                      (Name of Subject Company (Issuer))

                      THE TRAVELERS INSURANCE GROUP INC.
                                CITIGROUP INC.

                      TRAVELERS PROPERTY CASUALTY CORP.
                     (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  893939108
                    (CUSIP Number of Class of Securities)

                         Charles O. Prince, III, Esq.
                                Citigroup Inc.
                             153 East 53rd Street
                           New York, New York 10043
                          Telephone: (212) 559-1000
                    (Name, address and telephone number of
                     person authorized to receive notices
               and communications on behalf of filing persons)
                                   Copy to:
                            Eric J. Friedman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                              Four Times Square
                           New York, New York 10036
                          Telephone: (212) 735-3000

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X]    third-party tender offer subject to Rule 14d-1.

    [ ]    issuer tender offer subject to Rule 13e-4.

    [X]    going-private transaction subject to Rule 13e-3.

    [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

   This Amendment No. 5 amends the Tender Offer Statement on Schedule TO initially filed on March 23, 2000 by Citigroup Inc., a Delaware corporation ("Parent"), The Travelers Insurance Group Inc., a Connecticut corporation (the "Purchaser") and an indirect wholly owned subsidiary of Parent, and Travelers Property Casualty Corp., a Delaware corporation (the "Company"), relating to the third-party tender offer by the Purchaser to purchase all of the issued and outstanding shares of Class A common stock, par value $.01 per Share, of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2000 (the "Offer to Purchase"), as amended by the First Supplement thereto, dated April 4, 2000 (the "First Supplement"), the Second Supplement thereto, dated April 6, 2000 (the "Second Supplement") and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

   The information in each of the Offer to Purchase, the First Supplement and the Second Supplement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement or the Second Supplement.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   On April 14, 2000, the parties amended the Merger Agreement to (i) increase the Offer Price to $41.95, and (ii) amend the Company's treatment of the Merger Consideration paid in respect of Restricted Shares under the CAP Plan to provide for the Merger Consideration paid in respect of Restricted Shares under the CAP Plan to be, at the election of the holders of Restricted Shares under the CAP Plan, either (A) deposited into a grantor trust and accrue interest at a fixed rate of return or (B) become a restricted award of shares of Parent common stock with a value equal to the value of such Merger Consideration calculated using the average closing price for Parent common stock for the five trading days prior to the Effective Time, in either case subject to the same conditions and restrictions of the CAP Plan.

ITEM 11. ADDITIONAL INFORMATION.

   Item 11 is hereby amended and supplemented by the following:

   (a) State Insurance Approvals. Based on communications between the Company and certain of the states in which the Company's insurance subsidiaries are domiciled, the Company has obtained all necessary approvals to consummate the Offer and the Merger.

           Litigation. On April 6, 2000, the Plaintiffs withdrew their request for preliminary injunction filed in the Court of Chancery of the State of Delaware and thereby canceled the hearing originally scheduled for April 14, 2000.

ITEM 12. EXHIBITS.

 (d)(2) Amendment, dated April 14, 2000, to the Agreement and Plan of Merger, dated as of March 22, 2000, by and among Citigroup Inc., The Travelers Insurance Group Inc. and Travelers Property Casualty Corp.

                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               SCHEDULE TO AND SCHEDULE 13E-3
                                  CITIGROUP INC.

                                  By: /s/ Katherine McG. Sullivan
                                      -------------------------------
                                      Name: Katherine McG. Sullivan
                                      Title:  Vice President and
                                      Assistant Secretary

                                  THE TRAVELERS INSURANCE GROUP INC.

                                  By: /s/ Katherine McG. Sullivan
                                      -------------------------------
                                      Name: Katherine McG. Sullivan
                                      Title:  Vice President and
                                      Secretary

                               SCHEDULE 13E-3
                                  TRAVELERS PROPERTY CASUALTY CORP.

                                  By: /s/ James M. Michener
                                      -------------------------------
                                      Name: James M. Michener
                                      Title:  Senior Vice President,
                                              Secretary and
                                              General Counsel

Date: April 17, 2000

                                EXHIBIT INDEX

 EXHIBIT NO.     DESCRIPTION
---------------  --------------------------------------------------------------------------------------
(d)(2)           Amendment, dated April 14, 2000, to the Agreement and Plan of Merger, dated as of
                 March 22, 2000, by and among Citigroup Inc., The Travelers Insurance Group Inc. and
                 Travelers Property Casualty Corp.

                                                                EXHIBIT (D)(2)

                AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

   Amendment, dated as of April 14, 2000, to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 22, 2000, by and among Citigroup Inc., a Delaware corporation ("Parent"), The Travelers Insurance Group Inc., a Connecticut corporation and an indirect wholly owned subsidiary of Parent (the "Purchaser"), and Travelers Property Casualty Corp., a Delaware corporation (the "Company"). Terms used but not defined herein shall have the meaning assigned to them in the Merger Agreement.

   WHEREAS, Section 8.03 of the Merger Agreement provides that the Merger Agreement may be amended pursuant to an instrument in writing signed by the Company following approval of such action by the Special Committee and signed by Parent and the Purchaser; and

   WHEREAS, each of Parent, the Purchaser and the Special Committee on behalf of the Company has approved this Amendment.

   NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

   1. Amendment to Offer Price. The Merger Agreement is hereby amended by deleting the reference to $41.50 per Share in the second recital of the Merger Agreement and replacing it with "$41.95 per Share."

   2. Amendment to Company Benefit Plans.

   (a) Section 4.08 of the Merger Agreement is hereby amended by deleting the first sentence and replacing it with the following:

       "Each of the Nomination, Compensation and Corporate Governance Committee of the Board of Directors of the Company and the Incentive Compensation Sub-Committee of the Board of Directors of the Company has adopted a valid and binding rule to provide that the restricted shares of Company Common Stock ("Restricted Shares") granted under the Company's Capital Accumulation Plan (the "CAP Plan") shall be converted into the Merger Consideration in the Merger and such Merger Consideration, as elected by the holders of such shares for which an election under Section 83(b) of the Code (a "Section 83(b) Election") had not been made, (i) shall be deposited into a grantor trust, to be established by the Company, which shall accrue interest at an annual rate of 6.3% from the Effective Time until the date(s) such award(s) vest, and which shall otherwise be subject to the same conditions and restrictions of the existing CAP Plan (the "Trust"), or (ii) shall become an award equal to the value of such Merger Consideration, consisting of shares of Parent common stock, with the number of shares of Parent common stock received being calculated using the average closing price for Parent common stock for the five trading days prior to the Effective Time, and which award shall otherwise be subject to the same conditions and restrictions of the CAP Plan (the "Parent Stock Award")."

   (b) Section 6.07(a) is amended by deleting the first sentence and replacing it with the following:

       "(a) Parent or the Company shall provide adequate written notice, prior to the consummation of the Tender Offer, to each holder of Restricted Shares under the CAP Plan with respect to which a Section 83(b) Election had not been made, that such holder shall prior to the consummation of the Tender Offer elect to cause an amount equal to the Merger Consideration to be paid with respect to such holder's Restricted Shares to (i) be deposited in the Trust or (ii) become a Parent Stock Award."

   3. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that mandatory provisions of federal law apply.

   4. Miscellaneous.

   (a) Except as expressly amended and supplemented hereby, the Merger Agreement remains in full force and effect.

   (b) This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

   In witness whereof, each of the parties has caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          CITIGROUP INC.

                                          By:  /s/ Kathereine McG. Sullivan
                                              -------------------------------
                                              Name: Katherine McG. Sullivan
                                              Title:  Vice President and
                                              Assistant Secretary

                                          THE TRAVELERS INSURANCE GROUP INC.

                                          By: /s/ Katherine McG. Sullivan
                                              -------------------------------
                                              Name: Katherine McG. Sullivan
                                              Title:  Vice President and
                                              Secretary


                                          TRAVELERS PROPERTY CASUALTY CORP.

                                          By: /s/ James M. Michener
                                              -------------------------------
                                              Name: James M. Michener
                                              Title:  Senior Vice President,
                                                      Secretary and
                                                      General Counsel